

05042067

ATES
NGE COMMISSION
C. 20549



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MAY 2 0 2005
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50040

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bennett Ross, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Crescent Court, Suite 1801
(No. and Street)



PROCESSED
JUN 17 2005
THOMSON
FINANCIAL

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Cludius, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bennett Ross, Inc., as of March 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SANDY ADAMS
MY COMMISSION EXPIRES
September 17, 2006

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BENNETT ROSS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED

MARCH 31, 2005

BENNETT ROSS, INC.

CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY	4
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	5
STATEMENT OF CASH FLOWS	6
NOTES TO FINANCIAL STATEMENTS	7 - 9
SUPPORTING SCHEDULES	
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11 - 12
Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5	15 - 16



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Bennett Ross, Inc.

We have audited the accompanying statement of financial condition of Bennett Ross, Inc., as of March 31, 2005, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bennett Ross, Inc., as of March 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
May 2, 2005

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

BENNETT ROSS, INC.
Statement of Financial Condition
March 31, 2005

ASSETS

Cash	$ 10,690
Certificate of deposit	10,756
Commissions receivable	3,931
Securities owned, at market value	3,300
Property and equipment, at cost, less accumulated depreciation of $20,399	958
Other assets	533
	$ 30,168

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Commissions payable	$ 3,145
	3,145
Stockholder's equity	
Common stock, 1,000 shares authorized, $1 par value, 10 shares issued and outstanding	10
Additional paid-in capital	14,490
Retained earnings	12,523
Total stockholder's equity	27,023
	$ 30,168

The accompanying notes are an integral part of these financial statements.

BENNETT ROSS, INC.
Statement of Income
For the Year Ended March 31, 2005

Revenues	
Commission income	$ 477,962
Interest income	159
	478,121
Expenses	
Compensation and benefits	49,857
Commissions and clearance paid other brokers	340,082
Communications	464
Occupancy and equipment costs	1,094
Promotional costs	500
Regulatory fees and expenses	19,815
Other expenses	64,105
	475,917
Income before income tax (expense) benefit	2,204
Income tax (expense) benefit	-0-
Net income	$ 2,204

The accompanying notes are an integral part of these financial statements.

BENNETT ROSS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at April 1, 2004	$ 10	$ 14,490	$ 10,319	$ 24,819
Net income			2,204	2,204
Balances at March 31, 2005	$ 10	$ 14,490	$ 12,523	$ 27,023

The accompanying notes are an integral part of these financial statements.

BENNETT ROSS, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended March 31, 2005

Balance at April 1, 2004	$	-0-
Increases		-0-
Decreases		-0-
Balance at March 31, 2005	$	-0-

The accompanying notes are an integral part of these financial statements.

BENNETT ROSS, INC.
Statement of Cash Flows
For the Year Ended March 31, 2005

Cash flows from operating activities:	
Net income	$ 2,204
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	1,094
Changes in assets and liabilities:	
Decrease in commissions receivable	1,829
Increase in other assets	(517)
Decrease in commissions payable	(1,265)
Net cash provided (used) by operating activities	3,345
Cash flows from investing activities:	
Increase in certificate of deposit	(81)
Net cash provided (used) by investing activities	(81)
Cash flows from financing activities:	
Net cash provided (used) by financing activities	-0-
Net increase in cash	3,264
Cash at beginning of period	7,426
Cash at end of period	$ 10,690

Supplemental Disclosures of Cash Flow Information

Cash paid for:	
Income taxes	$ -0-
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Bennett Ross, Inc. (the "Company") is a direct-participation broker-dealer in securities registered with the Securities and Exchange Commission under (SEC) Rule 15c3-3(k)(2)(i). The Company is a member of the National Association of Securities Dealers (NASD). The Company is a Texas corporation with customers located throughout the United States.

Marketable securities owned and securities sold, but not yet purchased, are carried at quoted market value. Securities owned not readily marketable are carried at estimated fair value as determined by management of the Company. Securities not readily marketable include: (a) securities for which there is no independent publicly quoted market; (b) securities which cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933; or (c) securities which cannot be offered or sold immediately because of other restrictions or conditions. The increase decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Property and equipment are stated at cost. Depreciation is computed using an accelerated method over an estimated useful life of five years. Depreciation expense for the year ended March 31, 2005 was $1,094 and is reflected in occupancy and equipment costs.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At March 31, 2005, the Company had net capital of approximately $21,446 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .15 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(i).

Note 4 - Federal Income Taxes

The provision for federal income taxes consists of the following:

Income tax before carryforwards	$ 842
Benefit from utilization of net operating Loss carryforward of $2,768	(842)
Provision for federal income taxes	$ -0-

The following reflects the changes in the tax benefit related to the net operating loss carryforward:

	Deferred Tax Asset March 31, 2004	Current Period Changes	Deferred Tax Asset March 31, 2005
Federal	$ 2,606	$ (842)	$ 1,764
Valuation allowance	(2,606)	842	(1,764)
Amount per Balance sheet	$ -0-	$ -0-	$ -0-

Note 4 - Federal Income Taxes, continued

The Company at March 31, 2005, has net operating losses of approximately $11,760, which would be carried forward to offset future taxable income. This net operating loss carryforward would expire as follows:

Year	Amount
2022	$ 11,760

The tax benefit from the net operating loss carryforward of $1,764 has not been reported in these financial statements because the Company believes it is likely that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

Note 5 - Related Party Transactions/Economic Dependency

The Company is provided office space and various general and administrative services from an affiliated company.

The Company paid an affiliate $51,000 during the year ended March 31, 2005. This amount is included in other expenses.

The Company and various affiliates are under common control and the existence of that control creates operating results and a financial position significantly different than if the companies were autonomous.

The Company earns commissions from the sale of private securities for a related party. During the year ended March 31, 2005, the Company earned $440,371 from the sale of these securities.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

March 31, 2005

Schedule I

BENNETT ROSS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2005

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 27,023
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		27,023
Deductions and/or charges –		
Non-allowable assets:		
Commissions receivable	$ 786	
Property and equipment	958	
Other assets	533	(2,277)
Net capital before haircuts on securities positions		24,746
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Other securities		(3,300)
Net capital		$ 21,446

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Commissions payable	$ 3,145
Total aggregate indebtedness	$ 3,145

Schedule I (continued)

BENNETT ROSS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 210
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 16,446
Excess net capital at 1000%	$ 21,131
Ratio: Aggregate indebtedness to net capital	.15 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company is as follows:

Net capital per Company's unaudited Focus IIA	$ 20,604
Decrease in federal income tax expense	842
Net capital per audited report	$ 21,446

Schedule II

BENNETT ROSS, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2005

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct-participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended

March 31, 2005



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Bennett Ross, Inc.

In planning and performing our audit of the financial statements and supplemental information of Bennett Ross, Inc., (the "Company"), for the year ended March 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CF & Co., L.L.P.

Dallas, Texas
May 2, 2005